# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: StubHub Holdings, Inc., CIK 0001337634
CUSIP: 86384P109
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 175 Greenwich Street, 59th Floor, New York, New York (NY), 10007
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000895345-25-000328
Filed by CIK 0001509842

## Reporting persons
- PointState Capital LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,126,701; sole dispositive power 0; shared dispositive power 20,126,701; aggregate amount beneficially owned 20,126,701 (6.1% of the class)
- PointState Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,126,701; sole dispositive power 0; shared dispositive power 20,126,701; aggregate amount beneficially owned 20,126,701 (6.1% of the class)
- PointState Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,126,701; sole dispositive power 0; shared dispositive power 20,126,701; aggregate amount beneficially owned 20,126,701 (6.1% of the class)
- Zachary J. Schreiber: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 975,868; shared voting power 20,126,701; sole dispositive power 975,868; shared dispositive power 20,126,701; aggregate amount beneficially owned 21,102,569 (6.4% of the class)

## Item 1. Issuer
Name of issuer: StubHub Holdings, Inc.
Address of issuer's principal executive offices: 175 Greenwich Street, 59th Floor, New York, New York, 10007

## Item 2. Person Filing
Name of person filing: PointState Capital LP
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is care of PointState Capital LP, 9 West 57th Street, 37th Floor, New York, NY 10019.
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information in Items 5 through 9 and Item 11 on the cover pages to this Schedule 13G is hereby incorporated by reference.
Percent of class: The applicable information on the cover pages to this Schedule 13G is hereby incorporated by reference.
Sole power to vote or to direct the vote: The applicable information on the cover pages to this Schedule 13G is hereby incorporated by reference.
Shared power to vote or to direct the vote: The applicable information on the cover pages to this Schedule 13G is hereby incorporated by reference.
Sole power to dispose or to direct the disposition: The applicable information on the cover pages to this Schedule 13G is hereby incorporated by reference.
Shared power to dispose or to direct the disposition: The applicable information on the cover pages to this Schedule 13G is hereby incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The information in Items 2 and 4 is hereby incorporated by reference.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- PointState Capital LP: /s/ Zachary J. Schreiber, Zachary J. Schreiber, Managing Member (05/15/2026)
- PointState Holdings LLC: /s/ Zachary J. Schreiber, Zachary J. Schreiber, Managing Member of PointState Holdings LLC, the general partner of SteelMill Master Fund LP (05/15/2026)
- PointState Capital GP LLC: /s/ Zachary J. Schreiber, Managing Member of PointState Holdings LLC and PointState Capital GP LLC, the general partner of PointState Capital LP (05/15/2026)
- Zachary J. Schreiber: /s/ Zachary J. Schreiber, Zachary J. Schreiber (05/15/2026)